June 18, 2012

Via EDGAR (form type label CORRESP)

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Novo Nordisk A/S Form 20-F/A for the Fiscal Year Ended December 31, 2011 Filed February 8, 2012 Form 6-K Filed February 8, 2012 File No. 333-82318

Dear Mr. Rosenberg,

By letter dated June 7, 2012, you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to our Annual Report (the “2011 Annual Report”) incorporated by reference into our Form 20-F/A for the fiscal year ended December 31, 2011 (the “2011 Form 20-F/A”). In response to your comments and on behalf of Novo Nordisk A/S (“we” or the “Company”), I have provided responses to those comments and supplementary information as indicated below. For ease of reference, we have repeated your comments prior to our responses.

Form 6-K Filed February 8, 2012: Annual Report 2011

Risk management, page 12

SEC Comment #1:

As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor. As a result of this obstacle, investors in U.S. markets who rely on your auditor’s audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, please state this fact under a separate risk factor heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor’s audits and its quality control procedures.

Our response

We confirm that our independent auditors are located in Denmark, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Danish authorities, and because of this our auditors are not currently inspected by the

PCAOB. We acknowledge that this lack of PCAOB inspections in Denmark prevents the PCAOB from regularly evaluating audits and quality control procedures of any auditors operating in Denmark, including our auditors. As a result, investors are deprived of the benefits of PCAOB inspections.

In response to the Staff’s comment, we will state this fact under a separate risk factor heading in the Item 3 - Key information section of our 2012 Form 20-F filing and future filings by including the following disclosure:

RISK FACTORS

For information on Risk factors reference is made to the ‘Risk management’ section in our Annual Report 2012, pages xx-xx.

PCAOB inspection of our independent auditors
With Novo Nordisk being a public company listed in the U.S, our independent public accounting firm, PricewaterhouseCoopers, Statsautoriseret Revisionspartnerselskab, is registered with the Public Company Accounting Oversight Board (“PCAOB”) and therefore required to undergo regular PCAOB inspections to assess the registered accounting firm’s compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB is currently unable to conduct inspections of Danish auditors’ audit work and procedures without the approval of the Danish authorities, which prevents it from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors who rely on our auditor’s audit report are deprived of the benefits of PCAOB inspections of our auditor.

Notes to the Consolidated financial statements
2 Segment information
Geographical segments, page 67

SEC Comment #2:

You disclose trade receivables for Europe and the related allowance thereon. Please provide us proposed disclosure to be included in future periodic reports that breaks out the amount of trade receivables from product sales and the amount of product sales by country in Greece, Italy, Spain and Portugal and that discloses the amounts that are past due from each of these countries separately. Disclose the portion in each of these countries that is due directly from the government or funded by the government. Tell us the amount of allowance for doubtful accounts at December 31, 2011 related to receivables in each of these countries and why you consider that amount to be adequate.

Our response

As of 2011 we have expanded our geographic segment reporting disclosure as presented in the notes to the Consolidated financial statements in the 2011 Annual Report on page 67, by also including regional split of trade receivables and allowance for doubtful accounts at December 31, 2011.

In 2011, the total sales in Greece, Italy, Spain and Portugal was DKK 3.4 billion representing 18% of total sales in region Europe and 5% of total sales for the Group. The total amount of trade receivables in these four countries amounted to DKK 1.2 billion, representing 34% of total trade receivables in region Europe and 13% of total trade receivables for the Group at December 31, 2011. Amounts of trade receivables past due in these four countries amounted to DKK 610 million or 49% of the total trade receivables in these countries, and were predominantly due directly from the government or funded by the government.

Allowance for doubtful accounts at December 31, 2011 related to receivables in Greece, Italy, Spain and Portugal amounted to DKK 248 million representing 74% of the total allowance for doubtful accounts in region Europe and 28% of the total allowance for doubtful accounts for the Group at December 31, 2011. Management continuously evaluates the collectability of receivables based on a variety of factors, including the financial performance and creditworthiness of the customers, as well as payments received. Further, as part of our quarterly procedures, we confirm that payments from customers continue to be received, validate that the outstanding accounts receivable are collectible. Finally, Management continues to follow events in countries experiencing financial difficulties and if, based upon current events, the facts supporting collectability change, we adjust the allowance for doubtful accounts, if necessary.

Historically, the Company has experienced a low level of write-offs related to these countries. The most significant loss on accounts receivable experienced related to the Greek government, which in the second quarter of 2010 decided to repay old debts from public hospitals by issuing government bonds to Pharmaceutical companies, including Novo Nordisk. In this connection, the Company recorded a limited loss based on the lower market value of the Greek bonds received. However, the loss was fully provided for and not material to the financial position, liquidity or results of operations of the Company.

Based on the factors set out above, we believe the allowance for doubtful accounts in general, and specifically related to these four countries, is appropriate and adequate. Should the credit and economic conditions in Greece, Italy, Spain and Portugal, or other members of the European Union, in the future deteriorate even further, we still do not expect to incur write-offs or adjustments to allowance for doubtful accounts that would have a material adverse effect on the financial position, liquidity or results of operations of the Company.

In response to the Staff’s comment, we respectfully submit that we do not intend to report a further breakdown of reported sales, trade receivables, allowance for doubtful accounts or percentage of government-related share in any such figures beyond the details we already provide on a regional basis, because we believe such country-specific information does not provide additional material or useful information to our investors. With Greece, Italy, Spain and Portugal collectively representing only 13% of total trade receivables for the Group and 28% of the related allowances for the Group and each of these four countries individually representing less than 10% of total trade receivables for the Group and less than 20% of total allowance for doubtful accounts for the Group, it is Management’s judgment that the current disclosure is adequate. We also note that the group of countries posing specific trading and credit risks is expected to evolve over time, which reduces the usefulness of disclosure on any predefined subgroup of countries in a geographical region over time.

In addition, it should be mentioned that the current disclosure in the Annual Report based on five geographical segments globally is reported in a manner consistent with the internal reporting on geographical information provided to Executive Management and the Board of Directors of Novo Nordisk, in conformity with the principles of IFRS 8.

* * * * *

Finally, in responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this matter, you are welcome to contact me at
+45 4442 3295 or Lars Green, Senior Vice President of Corporate Finance at +45 4442 7974.

Sincerely,

/s/ Jesper Brandgaard

Jesper Brandgaard
Executive Vice President and
Chief Financial Officer

Cc:
Mr. Lars Rebien Sørensen, President and Chief Executive Officer, Novo Nordisk
Mr. Hannu Ryöppönen, Chairman of the Audit Committee, Novo Nordisk